Bhirud Associates, Inc.                                                                                           .                        .-----------------------------------------------------------------

December 16, 2010

Mr. Edward P. Bartz

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-1090

We sincerely thank you for patiently reviewing the staff’s comments on our annual report, prospectus and SAI for the Apex Mid Cap Growth Fund, and appreciate that you did it in laymen’s terms.  Our response is in the order of the comments in our telephone conversation on Thursday, December 2.  We have incorporated and implemented all of the suggestions made and have accordingly made changes to the Prospectus and SAI.  The draft pdf versions are attached here for your convenience.

Annual Report

1.

Going forward, for future annual reports, we will enhance the manager’s discussion per the requirements in 27(B)(7)(i) for Form N1A.

2.

The sector pie chart shows significant investments in the technology and financial sectors.  Regarding the staff’s comment that it should be mentioned under the Principal Investment Strategies and Principal Risks sections, we note that it is not a principal strategy of the Fund.  The Fund is stock-centric and observes the 5% limitation on an individual issue and 25% limitation on a specific industry at the time of purchase.  However, sometimes the aggregate of various industries in any sector could give the appearance of sector concentration.

3.

In the Notes to the Financials, Note 4 says the Advisor elected to defer and waive some of the fees.  You asked if there is an expense recapture plan in place.  The answer is ‘no’.  There is no expense recapture plan.  Going forward, as of the effective date of this registration, we have decided to not waive advisory and administrative fees, and the expense example reflects no waiver of fees.

4.

The ‘Approval of Investment Advisory Agreement’ section needs to be enhanced to meet the requirements of 27(d)(6) of Form N1A.  We will implement this for the next year’s annual approval of the contract.

Form N-CSR

1.

Item 2 says that a copy of the Code of Ethics is filed herewith, but it isn’t.  We have filed an amended Form N-CSR with the Code of Ethics attached on December 15, 2010.

2.

For future Form N-CSR reports, we will specify the PEO and PFO separately in the signature lines.

Summary Prospectus

1.

The expense example needs to be reworked to include the fees that were waived.  We can’t take the waived fees into account for these calculations.  The correct amounts should be (per SEC reviewers): $638 for 1 year, $1888 for 3 yrs., $3102 for 5 yrs., and $5988 for 10 yrs.  The corrections have been made to the prospectus.  We have decided not to waive advisory and administrative fees, beginning with the effective date of the registration, essentially to simplify our prospectus.

2.

On page 1 of the statutory prospectus, we should delete the two lines in the header that give telephone numbers.  The phone numbers should be listed later somewhere (anywhere), but not in the header.  We have updated the prospectus accordingly.

3.

In the Fees and Expenses section:

a.

The staff commented that it needs to mention the fee for incoming wires; we should put it in the table under the line for redemption fees.  We opted instead to remove the fee for incoming wires and we have updated the statutory prospectus accordingly.

b.

For the Annual Fund Operating Expenses, the administration fees can’t be a separate line.  They must be part of either Management Fees or Other Expenses.  See 3(c)(iii) in the instructions for Item 3 in Form N-1A.  We have corrected this, incorporating them into Other Expenses.

c.

Remove the footnote about the fee waiver.  We’re no longer allowed to mention it at all unless it meets the requirements of being effective for at least one year after publication of the prospectus.  This is why the expense example was wrong.  See instruction 3(e) for Item 3.  We have removed the footnote.  Likewise, we removed the line for the waived fees from the Financial Highlights table in the statutory prospectus.

d.

We will need to file a new 485A, because the numbers are changing (see #1).  We will email it to you before filing it, so you can check that the numbers meet the requirements.

4.

Principal Investment Strategies section:

a.

Since portfolio turnover is 153%, high turnover should be listed under Principal Investment Strategies.  We have modified that section accordingly.

b.

Where it says that the Fund invests primarily in medium-capitalization companies, it should specify some definition of what we call medium cap.  Mention dollar amounts, preferably (if they change, we can say ‘recent’).  We have updated the prospectus accordingly.

c.

The paragraph that says, “The Fund may temporarily take a defensive position…” should be moved to somewhere later in the prospectus.  We have moved it to after the summary, section, to where the Form N-1A instructions specify it should be (Item 9(b)(1), instruction #6).

5.

Performance section:

a.

If interim values are published elsewhere, we must say where.  Acknowledged.  We don’t publish interim values anywhere.

b.

Instruction Item 4(b)(2)(ii) says we must include the year-to-date return for the end of the most recent quarter in a footnote under the bar chart.  We have reinstated the footnote with this information, now that the calendar quarter has come to pass.

c.

Footnote 2 under the bar chart should either be deleted or moved further down (e.g., statutory prospectus).  We have deleted the footnote.  The information is already elsewhere in the statutory prospectus (“Investments Through Participating Organizations”).

d.

In the footnote under the table of Average Annual Total Returns, reverse the order of the indices.  Mention S&P 400 first, then S&P 500.  Done.

e.

The last sentence mentions 401k plans and IRAs.  It should mention that withdrawals from such tax-deferred plans may be taxed later.  We have added a sentence on that.  Since short paragraphs contribute to plain English readability, we also split it into another paragraph.

6.

The Investment Advisor and Portfolio Manager section should be two separate sections, “Investment Advisor” and “Portfolio Manager”.  We have corrected this.

7.

Staff comments: Purchase and Sale of Fund Shares section: The first two sentences are ok, but don’t discuss anything further.  Delete the instructions for buying and selling shares (they can be in the statutory prospectus details).  We can leave the address for sales and redemptions (it must be for both sales and redemptions) and should leave the address, because the address should be someplace in the prospectus.  Response: We have revised this section per your suggestions.

Statutory Prospectus (after the summary)

1.

In the Principal Investment Strategies section where it says 80% are invested in medium-capitalization companies, add the definition of that market capitalization range.  We have done so.

2.

The Non-Principal Investment Strategies and Risks section talks about futures and options.  We should look for and read a letter from Barry Miller (SEC) to Karrie McMillan dated July 30, 2010, regarding derivatives-related disclosures.  We found and read the letter and have revamped that section.

3.

In the ‘Management, Organization And Capital Structure’ section, we need a statement describing the basis of how/why the Directors approved the advisory contract, per Item 10(a)(1)(iii) in the instructions.  We have added a statement to the prospectus saying that the information is in the Annual Report.

4.

For the “Disclosure of Portfolio Holdings” section under Other Info:

a.

This needs to also be in the SAI (anywhere).  We have moved it to the SAI (Investments and Risks section, per Item 16(f) in the instructions) and updated the prospectus to say that it’s in the SAI.

b.

It should also disclose who the third-party agents are to whom we disclose holdings (e.g. Morningstar, Yahoo, …).  We have added this information to the section, now in the SAI.

8.

On the last page:

a.

The SEC’s telephone number is obsolete.  The new number is 202-555-8090.  We have corrected that.

b.

The statement that gives the Fund’s Investment Company Act file number should be a smaller font size (e.g., 8 pt.) than the rest of the text.  Done.

SAI

In the “Management of the Fund” section:

1.

There should be a description of the structure of the board and its oversight of the Fund.  We have added this.

2.

For each director, it must list the term of office, length of time served, and any other directorships held in the past 5 years.  We have replaced our text with a table, to make this information clearer, and updated it with the missing information.

3.

There should be a separate paragraph for each Director describing his qualifications that led to his appointment to the Board.  We have added that information.

In Conclusion

In connection with the review by the SEC Staff of filings by the Registrant with respect to the Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff:

(a)

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to your review and recommendations.

Thanks again for your help in reviewing Apex’s Annual Report, Prospectus, and SAI, and for explaining to us the areas where we were somewhat confused about the SEC’s new requirements.

Sincerely,

By: /s/ Suresh L. Bhirud

Suresh L. Bhirud

President

TEL (203) 662-6659

6 Thorndal Circle, Suite 205

FAX (203) 621-2240

Darien, CT 06820

suresh@bhirud.com